UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

Schedule 13G

Under the Securities Exchange Act of 1934

(Amendment No. )*

Amplitude, Inc.

(Name of Issuer)

Class A common stock, $0.00001 par value per share

(Title of Class of Securities)

03213A 10 4

(CUSIP Number)

December 31, 2021

(Date of Event Which Requires Filing of this Statement)

Check the appropriate box to designate the rule pursuant to which this Schedule is filed:

☐ Rule 13d-1(b)

☐ Rule 13d-1(c)

☒ Rule 13d-1(d)

*

The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.

The information required in the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. 03213A 10 4	SCHEDULE 13G	Page 2 of 9

1	NAME OF REPORTING PERSONS GIC Private Limited
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a) ☐ (b) ☒
3	SEC USE ONLY
4	CITIZENSHIP OR PLACE OF ORGANIZATION Republic of Singapore

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH:	5	SOLE VOTING POWER 0
	6	SHARED VOTING POWER 4,977,818(1)(2)
	7	SOLE DISPOSITIVE POWER 0
	8	SHARED DISPOSITIVE POWER 4,977,818(1)(2)

9	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 4,977,818(1)(2)
10	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES ☐
11	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW 9 8.5%(3)
12	TYPE OF REPORTING PERSON CO

(1)

Consists of 4,977,818 shares of the Issuer’s Class B common stock, $0.00001 par value per share (the “Class B common stock”), held of record by Jasmine Ventures Pte. Ltd. Jasmine Ventures Pte. Ltd. shares the power to vote and dispose of these shares with GIC Special Investments Pte. Ltd. and GIC Private Limited, both of which are private limited companies incorporated in Singapore. GIC Special Investments Pte. Ltd. is wholly owned by GIC Private Limited and is the private equity investment arm of GIC Private Limited. GIC Private Limited is wholly owned by the Government of Singapore and was set up with the sole purpose of managing Singapore’s foreign reserves. The Government of Singapore disclaims beneficial ownership of these shares.

(2)

Each share of Class B common stock is convertible at any time, at the option of the holder, into one share of the Issuer’s Class A common stock, $0.00001 par value per share (the “Class A common stock”).

(3)

Based on the quotient obtained by dividing (a) the 4,977,818 shares of the Class B common stock beneficially owned by the Reporting Person as set forth in Row 9 by (b) the sum of (i) 53,879,646 shares of Class A common stock outstanding as of November 3, 2021 as reported in the Issuer’s Form 10-Q for the quarterly period ended September 30, 2021 filed with the Securities and Exchange Commission on November 9, 2021, and (ii) 4,977,818 shares of Class B common stock beneficially owned by the Reporting Person. The 4,977,818 shares of Class B common stock beneficially owned by the Reporting Person are treated as converted into Class A common stock only for the purpose of computing the percentage ownership of the Reporting Person.

CUSIP No. 03213A 10 4	SCHEDULE 13G	Page 3 of 9

1	NAME OF REPORTING PERSONS GIC Special Investments Pte. Ltd.
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a) ☐ (b) ☒
3	SEC USE ONLY
4	CITIZENSHIP OR PLACE OF ORGANIZATION Republic of Singapore

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH:	5	SOLE VOTING POWER 0
	6	SHARED VOTING POWER 4,977,818(1)(2)
	7	SOLE DISPOSITIVE POWER 0
	8	SHARED DISPOSITIVE POWER 4,977,818(1)(2)

9	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 4,977,818(1)(2)
10	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES ☐
11	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW 9 8.5%(3)
12	TYPE OF REPORTING PERSON CO

(1)

Consists of 4,977,818 shares of Class B common stock held of record by Jasmine Ventures Pte. Ltd. Jasmine Ventures Pte. Ltd. shares the power to vote and dispose of these shares with GIC Special Investments Pte. Ltd. and GIC Private Limited, both of which are private limited companies incorporated in Singapore. GIC Special Investments Pte. Ltd. is wholly owned by GIC Private Limited and is the private equity investment arm of GIC Private Limited. GIC Private Limited is wholly owned by the Government of Singapore and was set up with the sole purpose of managing Singapore’s foreign reserves. The Government of Singapore disclaims beneficial ownership of these shares.

(2)	Each share of Class B common stock is convertible at any time, at the option of the holder, into one share of Class A common stock.
(3)

Based on the quotient obtained by dividing (a) the 4,977,818 shares of the Class B common stock beneficially owned by the Reporting Person as set forth in Row 9 by (b) the sum of (i) 53,879,646 shares of Class A common stock outstanding as of November 3, 2021 as reported in the Issuer’s Form 10-Q for the quarterly period ended September 30, 2021 filed with the Securities and Exchange Commission on November 9, 2021, and (ii) 4,977,818 shares of Class B common stock beneficially owned by the Reporting Person. The 4,977,818 shares of Class B common stock beneficially owned by the Reporting Person are treated as converted into Class A common stock only for the purpose of computing the percentage ownership of the Reporting Person.

CUSIP No. 03213A 10 4	SCHEDULE 13G	Page 4 of 9

1	NAME OF REPORTING PERSONS Jasmine Ventures Pte. Ltd.
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a) ☐ (b) ☒
3	SEC USE ONLY
4	CITIZENSHIP OR PLACE OF ORGANIZATION Republic of Singapore

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH:	5	SOLE VOTING POWER 0
	6	SHARED VOTING POWER 4,977,818(1)(2)
	7	SOLE DISPOSITIVE POWER 0
	8	SHARED DISPOSITIVE POWER 4,977,818(1)(2)

9	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 4,977,818(1)(2)
10	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES ☐
11	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW 9 8.5%(3)
12	TYPE OF REPORTING PERSON CO

(1)

Consists of 4,977,818 shares of Class B common stock held of record by Jasmine Ventures Pte. Ltd. Jasmine Ventures Pte. Ltd. shares the power to vote and dispose of these shares with GIC Special Investments Pte. Ltd. and GIC Private Limited, both of which are private limited companies incorporated in Singapore. GIC Special Investments Pte. Ltd. is wholly owned by GIC Private Limited and is the private equity investment arm of GIC Private Limited. GIC Private Limited is wholly owned by the Government of Singapore and was set up with the sole purpose of managing Singapore’s foreign reserves. The Government of Singapore disclaims beneficial ownership of these shares.

(2)	Each share of Class B common stock is convertible at any time, at the option of the holder, into one share of Class A common stock.
(3)

Based on the quotient obtained by dividing (a) the 4,977,818 shares of the Class B common stock beneficially owned by the Reporting Person as set forth in Row 9 by (b) the sum of (i) 53,879,646 shares of Class A common stock outstanding as of November 3, 2021 as reported in the Issuer’s Form 10-Q for the quarterly period ended September 30, 2021 filed with the Securities and Exchange Commission on November 9, 2021, and (ii) 4,977,818 shares of Class B common stock beneficially owned by the Reporting Person. The 4,977,818 shares of Class B common stock beneficially owned by the Reporting Person are treated as converted into Class A common stock only for the purpose of computing the percentage ownership of the Reporting Person.

CUSIP No. 03213A 10 4	SCHEDULE 13G	Page 5 of 9

Item 1(a)	Name of Issuer:

Amplitude, Inc.

Item 1(b)	Address of Issuer’s Principal Executive Offices:

201 Third Street, Suite 200

San Francisco, CA 94103

Item 2(a)	Name of Persons Filing:

This statement is filed by the following entities, collectively referred to as the “Reporting Persons”:

GIC Private Limited

GIC Special Investments Pte. Ltd.

Jasmine Ventures Pte. Ltd.

Item 2(b)	Address of Principal Business Office or, if none, Residence:

The address of the principal business office for each of the Reporting Persons is:

168 Robinson Road

#37-01 Capital Tower

Singapore 068912

Item 2(c)	Citizenship:

The citizenship of each of the Reporting Persons is the Republic of Singapore.

Item 2(d)	Title of Class of Securities:

Class A common stock, par value $0.00001 per share

Item 2(e)	CUSIP Number:

03213A 10 4

Item 3	If this statement in filed pursuant to §§240.13d-1(b), or 13d-2(b) or (c), check whether the person filing is a:

Not Applicable.

Item 4	Ownership:

(a)	Amount beneficially owned: 4,977,818(1)(2)

(b)	Percent of class: 8.5%(3)

(c)	Number of shares as to which the person has:

(i)	Sole power to vote or direct the vote: 0

(ii)	Shared power to vote or direct the vote: 4,977,818(1)(2)

(iii)	Sole power to dispose or direct the disposition: 0

(iv)	Shared power to dispose or direct the disposition: 4,977,818(1)(2)

CUSIP No. 03213A 10 4	SCHEDULE 13G	Page 6 of 9

(1)

Consists of 4,977,818 shares of Class B common stock held of record by Jasmine Ventures Pte. Ltd. Jasmine Ventures Pte. Ltd. shares the power to vote and dispose of these shares with GIC Special Investments Pte. Ltd. and GIC Private Limited, both of which are private limited companies incorporated in Singapore. GIC Special Investments Pte. Ltd. is wholly owned by GIC Private Limited and is the private equity investment arm of GIC Private Limited. GIC Private Limited is wholly owned by the Government of Singapore and was set up with the sole purpose of managing Singapore’s foreign reserves. The Government of Singapore disclaims beneficial ownership of these shares.

(2)	Each share of Class B common stock is convertible at any time, at the option of the holder, into one share of Class A common stock.
(3)

Based on the quotient obtained by dividing (a) the 4,977,818 shares of the Class B common stock beneficially owned by the Reporting Person as set forth in Row 9 by (b) the sum of (i) 53,879,646 shares of Class A common stock outstanding as of November 3, 2021 as reported in the Issuer’s Form 10-Q for the quarterly period ended September 30, 2021 filed with the Securities and Exchange Commission on November 9, 2021, and (ii) 4,977,818 shares of Class B common stock beneficially owned by the Reporting Person. The 4,977,818 shares of Class B common stock beneficially owned by the Reporting Person are treated as converted into Class A common stock only for the purpose of computing the percentage ownership of the Reporting Person.

Item 5	Ownership of Five Percent or Less of a Class:

Not Applicable.

Item 6	Ownership of More than Five Percent on Behalf of Another Person:

Not Applicable.

Item 7	Identification and Classification of the Subsidiary Which Acquired the Security Being Reporting on by the Parent Holding Company:

Not Applicable.

Item 8	Identification and Classification of Members of the Group:

Not Applicable.

Item 9	Notice of Dissolution of Group:

Not Applicable.

Item 10	Certification:

Not Applicable.

CUSIP No. 03213A 10 4	SCHEDULE 13G	Page 7 of 9

SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, the undersigned certifies that the information set forth in this statement is true, complete and correct.

Dated: February 11, 2022

GIC PRIVATE LIMITED

By:	/s/ Celine Loh Sze Ling
Name: Celine Loh Sze Ling
Title: Senior Vice President

By:	/s/ Diane Liang Weishan
Name: Diane Liang Weishan
Title: Senior Vice President

GIC SPECIAL INVESTMENTS PTE. LTD.

By:	/s/ Chan Hoe Yin
Name: Chan Hoe Yin
Title: Director

JASMINE VENTURES PTE. LTD.

By:	/s/ Ankur Meattle
Name: Ankur Meattle
Title: Director

CUSIP No. 03213A 10 4	SCHEDULE 13G	Page 8 of 9

EXHIBIT INDEX

Exhibit	Description

A	Joint Filing Agreement